UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission File Number: 000-21835

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN HYDRAULICS CORPORATION

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Sun Hydraulics Corporation 401(k) and

  ESOP Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida

June 19, 2009

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets
Investments at market value
Cash timing difference	$(4,178)	$—
Common/collective trust fund	7,539,473	4,656,055
Money market fund	562	—
Mutual funds	20,174,081	29,473,757
Self directed brokerage accounts	143,089	—
Sponsor company common stock, non-participant directed	4,873,249	6,220,413

Total investments	32,726,276	40,350,225

Participant loans	1,761,828	1,446,081

Total investments and participant loans	34,488,104	41,796,306

Receivables
Employer contribution-cash	14	9,893
Employer contribution-sponsor company common stock	2,463,187	1,497,806
Participants’ contribution	14	15,360
Participant loan interest	—	773

Total receivables	2,463,215	1,523,832

Net assets available for benefits at fair value	36,951,319	43,320,138

Adjustment from fair value to contract value for fully benefit responsive investment contract	366,026	—

Net assets available for benefits	$37,317,345	$43,320,138

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
(Reductions) Additions to net assets attributed to:

Investment (loss) income
Net (depreciation) appreciation in fair value of investments	$(10,474,650)	$6,348,152
Interest on investments	25,178	1,176
Participant loan interest	136,917	118,445

Total investment (loss) income	(10,312,555)	6,467,773

Contributions
Participant	1,814,175	1,777,863
Employer-cash	1,185,759	1,065,255
Employer-sponsor company common stock, at fair value	3,221,230	1,497,806
Rollovers	183,209	187,990

Total contributions	6,404,373	4,528,914

Total (reductions) additions	(3,908,182)	10,996,687

Deductions from net assets:
Benefits paid to participants	2,076,723	4,440,797
Administrative expenses	17,888	18,400

Total deductions	2,094,611	4,459,197

Net (decrease) increase	(6,002,793)	6,537,490

Net assets available for benefits
Beginning of the year	43,320,138	36,782,648

End of the year	$37,317,345	$43,320,138

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1.	Description of Plan

The following description of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan (f/k/a Sun Hydraulics Corporation Retirement Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan became effective January 1, 1979. The Plan is a defined contribution 401(k) plan covering employees of its sponsor, Sun Hydraulics Corporation (“Corporation”), who have completed three months employment and reached the age of 18. Employees may enroll in the Plan effective on the first day of each calendar quarter following their third month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2004, the Corporation adopted the Employee Stock Ownership Plan (“ESOP”). Under the ESOP, the Corporation may contribute on a discretionary basis company common stock to all employees eligible to participate in the Plan. The ESOP is a non-participant directed investment as the Corporation makes all contributions to the fund.

During 2008, the sponsor company common stock changed from a unitized stock fund to a share-based stock fund. The Corporation changed the fund to make it easier to understand for participants. At December 31, 2008, the fund held 258,665 shares of Sun Hydraulics Corporation common stock with a price of $18.84 per share as of such date. At December 31, 2007, the fund held 234,861 shares of Sun Hydraulics Corporation common stock with a price of $25.23 per share as of such date. The shares held reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2007.

The Plan is administered by the Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Board of Directors retained authority. The Committee is composed of five employees of the Corporation appointed by the Corporation’s Board of Directors. Charles Schwab Trust Company (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and Internet exchange features of the Plan.

Contributions

Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their salary not to exceed statutory limits. Pre-tax contributions, of up to 6% of the employee’s salary (depending on length of service), are matched by the Corporation. Matching contributions are based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Additional contributions may be made by the Corporation on a discretionary basis. During 2008 and 2007, the Corporation contributed $3,221,230 and $1,497,806, respectively, to the ESOP in the form of company stock. Contributions in 2008 of $2,463,187 and all of the 2007 amount are shown as a contribution receivable for their respective plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are vested in employer matching contributions and discretionary employer ESOP contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Payment of Benefits

If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.

Benefits may be paid upon death, disability, termination or retirement to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.

Investment Options

The participants, upon enrollment in the Plan, elect to invest their contributions, in multiples of five (5) % increments, in the investment options provided by the Plan. Investments in sponsor company common stock is not a participant directed investment option.

Participant Loans

A participant may receive a loan based on the loan program set forth by the Plan. The minimum loan is $1,000 and the maximum is $50,000, not to exceed 50% of the participant’s vested account balance. Loans are repaid through payroll deductions over a maximum of five (5) years. A participant can have only one loan outstanding. Current loans bear interest at rates between 5.25% and 10.25%.

Plan Expenses

The Plan pays the account administrative service fee from income earned by the Plan. The Corporation pays the administrative service fee, legal and accounting fees, and other expenses on behalf of the Plan.

Forfeitures

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $67,019 and $26,281, respectively. Account balances will revert back to the Plan and will be used to pay reasonable administrative expenses of the Plan, any excess will be used to reduce the employer’s matching contributions.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. For investments without quoted market prices, the net asset value is calculated and verified on a daily basis by the respective trusts and reported to the Trustee. Participants’ loans are valued at cost which equals fair value. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized when earned.

Payment of Benefits

Benefits are recorded when paid.

Net (Depreciation) Appreciation in Fair Value of Investments

The Plan presents, in the statements of changes in net assets available for benefits, the net (depreciation) appreciation in fair value of its investments consisting of interest, dividends, the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

3.	Investments

Investment balances that represent five percent or more of the net assets available for benefits are as follows:

	2008	2007
Schwab Stable Value Select Fund	$7,539,473	$4,656,055	a
Sponsor Company Common Stock	4,873,249	6,220,413
JPMorgan Core Bond Fund	4,522,402	3,952,545
Artio International Equity A	3,236,557	7,054,388	b
Schwab S&P 500 Index Select	2,960,254	4,890,744	c
Ranier Core Equity	2,077,233	*
Jensen	**	3,172,670
Janus Mid Cap Value Investor	**	2,560,588

a.	Effective August 19, 2008, the Corporation changed from the Schwab Stable Value Fund to the Schwab Stable Value Select Fund to take advantage of a lower operating expense ratio. There are no other differences noted between the funds.
b.	Effective October 13, 2008, Julius Baer International Equity changed its name to Artio International Equity A.
c.	Effective August 19, 2008, the Corporation changed from the Schwab S&P 500 Index Investor to the Schwab S&P 500 Index Select to take advantage of a lower operating expense ratio. There are no other differences noted between the funds.
*	Investment was made available in plan year 2008
**	Investment was disposed of in plan year 2008

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
Mutual funds	(9,361,311)	2,158,925
Common/collective trust fund	253,207	180,946
Sponsor company common stock	(1,332,278)	4,008,281
Self directed brokerage account	(34,268)	*

Net change in fair value	(10,474,650)	6,348,152

*	Investment was made available in plan year 2008

A portion of the Schwab Stable Value Fund, a common collective trust (“CCT”), is invested in guaranteed investment contracts (“GICs”) which provide for benefit-responsive withdrawals by plan participants at contract value. The GICs are valued at fair value in Investments with an adjustment to reflect them at contract value on the Statement of Net Assets. The average yield for the CCT was 3.72% and 4.27% for the years ended December 31, 2008 and 2007, respectively. The CCT’s crediting interest rates on investments ranged from 3.70% to 3.74% and 2.625% to 7.25% on December 31, 2008 and 2007, respectively.

4.	Fair Value Measurements

As of January 1, 2008, the Plan adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common/collective trust fund

The common/collective trust fund’s market value is based on the asset value per unit as determined by the collective trust as of the valuation date and are classified as Level 2.

Common stocks

Sun Hydraulics Corporation common stock and common stocks held in self-directed brokerage accounts are stated at fair value as quoted by the market close price on a recognized securities exchange on the last business day of the Plan year and are classified as Level 1.

Money market funds

The money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end and are classified as Level 1.

Mutual funds

Mutual funds and mutual funds held in self-directed brokerage accounts are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end and are classified as Level 1.

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/08 Using
Description	Assets Measured at Fair Value at 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/collective trust fund	7,539,473	—	7,539,473	—
Sponsor company common stock	4,873,249	4,873,249	—	—
Money market fund	562	562	—	—
Mutual funds	20,174,081	20,174,081	—	—
Self directed brokerage accounts	143,089	143,089	—	—
Participant loans	1,761,828	—	—	1,761,828

	34,492,282	25,190,981	7,539,473	1,761,828

The following table presents the changes in the fair value of the Plan’s Level 3 investments measured at fair value for the period January 1, 2008 to December 31, 2008:

Level 3 Assets
Beginning balance as of January 1, 2008	1,446,081
Principle repayments	(679,070)
Loan withdrawals	1,057,886
Deemed Distribution	(63,069)

Ending balance as of December 31, 2008	1,761,828

5.	Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2008	2007
Net assets:
Sponsor company common stock	$4,873,249	$6,220,413

	Year Ended December 31,
	2008	2007
Changes in net assets:
Contributions	$2,255,549	$1,385,527
Net (depreciation) appreciation	(1,332,278)	4,008,281
Benefits paid to participants	(292,856)	(613,883)
Administrative Expenses	(5,238)	(5,079)
Loans taken	(309,740)	(207,517)
Forfeitures	(62,260)	(54,023)
Transfers to participant directed investments	(1,600,341)	(1,823,068)

	$(1,347,164)	$2,690,238

6.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Corporation by letter dated October 3, 2005, that the Plan and related trusts were designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the letter, the Corporation believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Trustee and shares of the Corporation’s common stock; and therefore, these transactions qualify as party-in-interest.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Schedule H of Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$37,317,345	$43,320,138

Adjustment from fair value to contract value for fully benefit responsive investment contract	(366,026)	—

Net assets available for benefits per Schedule H of Form 5500, line 1(l)	$36,951,319	$43,320,138

The following is a reconciliation of net decrease in net assets available for benefits for the year ended December 31, 2008 per the financial statements to net loss on Schedule H of Form 5500:

2008
Net decrease in net assets available for benefits per the financial statements	$6,002,793

Adjustment from fair value to contract value for fully benefit responsive investment contract	366,026

Net loss per Schedule H of Form 5500, line 2(k)	$6,368,819

SUPPLEMENTAL SCHEDULE

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Information furnished pursuant to item 4i, Schedule H of Form 5500

Employer identification number: 59 2754337

(a)	(b)	( c )	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value
*	Cash timing difference	Cash	$ #	$(4,178)
**	Schwab Stable Value Select Fund	Common/Collective Trust	#	7,539,473
**	Schwab Government Money Fund	Money Market Fund	#	562
	American Beacon Large Cap Value	Mutual Fund	#	1,064,650
	American Century Equity Growth	Mutual Fund	#	825,591
	Artio International Equity A	Mutual Fund	#	3,236,557
	Barclays Global Investor Lifepath 2010	Mutual Fund	#	358,054
	Barclays Global Investor Lifepath 2020	Mutual Fund	#	839,214
	Barclays Global Investor Lifepath 2030	Mutual Fund	#	864,942
	Barclays Global Investor Lifepath 2040	Mutual Fund	#	173,213
	Barclays Global Investor Lifepath Retirement	Mutual Fund	#	11,979
	JPMorgan Core Bond Fund	Mutual Fund	#	4,522,402
	Loomis Sayles Small Cap Value	Mutual Fund	#	1,406,738
	Perkins Mid Cap Value Inv	Mutual Fund	#	1,833,254
	Ranier Core Equity	Mutual Fund	#	2,077,233
**	Schwab S&P 500 Index Select	Mutual Fund	#	2,960,254
	Personal Choice Retirement Account	Self Directed Brokerage Account	#	143,089
***	Sponsor Company Common Stock	Common Stock	3,353,520	4,873,249
	Participant Loans	Various maturity dates with interest ranging from 5.25%-10.25%	#	1,761,828

	Total investments		$3,353,520	$34,488,104

*	Represents a loan in process using proceeds from the sale of Sponsor Company Common Stock that had not settled as of year-end.
**	Represents a party-in-interest to the Plan.
***	Represents both a party-in-interest to the Plan and a non-participant directed fund.
#	Investments are participant-directed, and therefore, cost information is not required.

See accompanying independent registered public accounting firm’s report.

Exhibits:

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Certified Public Accounting Firm – Kirkland, Russ, Murphy & Tapp, P.A.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Hydraulics Corporation 401(K) and ESOP Retirement Plan

June 19, 2009	By:	/s/ Tricia L. Fulton
Tricia L. Fulton
Chief Financial Officer
(Principal Financial and Accounting Officer)